November 23, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Pamela Long, Assistant Director

Re:	Arma Services, Inc.
Registration Statement on Form S-1
Filed July 27, 2015
File No. 333-202398

Dear Ms. Long:

This letter sets forth the responses of Arma Services, Inc. (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of August 18, 2015. Each numbered paragraph below responds to the comment having the same number in the August 18, 2015, comment letter.

General

1.	We note that in your response to comment one of our letter dated March 27, 2015 you stated that you have acquired assets. Please tell us what assets you have acquired. In this regard, we note that according to your balance sheet as of April 30, 2015, your sole asset is $17.

In response to the Staff’s comment, the Company wants to inform the Staff, in November last year a laser printer and two computers have been acquired by the Company, for the total amount of $2,249.49. The Company has identified these items in Description of Business section, on page 15.

Prospectus Summary, page 1

2.	We note your disclosure here and throughout your registration statement that you have generated modest revenues. Please revise your registration statement to remove any suggestion that you have generated revenue. We note the disclosure on page 15 that you “are still in the development stage and . . . have generated no revenues.

In response to the Staff’s comment, the Company revised its registration statement throughout, to remove any suggestions that it has generated revenue.

Risk Factors, page 3

Due to the lack of a trading market for our securities, you may have difficulty . . ., page 7

3.	We note your response to our prior comment 13 that your reference to Dine Corp was an error. However, your amended registration statement contains the same reference to Dine Corp. Please revise your registration statement to remove the reference to Dine Corp.

In response to the Staff’s comment, the Company deleted any reference to Dine Corp.

Dilution of the Price You Pay For Your Shares, page 11

4.	We have read your revision related to comment 18 in our letter dated March 27, 2015. It is not clear how you have calculated the Net tangible book value offering per share of $(0.0036) or the Increase in net tangible book value per share under all four levels of proceeds. Please revise and also ensure that any textual disclosures accompanying such revisions are appropriate.

In response to the Staff’s comment, the Company revised Dilution section and its textual disclosures.

5.	Please revise your calculation of the Net tangible book value after offering per share at the 25% and 50% levels, currently shown as $0.016 and $0.039. It appears they are typographical errors.

These errors have now been revised.

Plan of Distribution, page 12

6.	Please provide an analysis as to how the sales materials and other sales methods will comply with Section 5 of the Securities Act of 1933.

In response to the Staff’s comment, the Company has corrected the statement as follows: Our director intends to sell company shares through, telephone calls and personal contact only. No other sales methods or sales materials are planned to be utilized to solicit investors.

Description of Our Business, page 15

General Information, page 15

7.	We note your response to our prior comment 23. Please explain to us the reasons you felt it necessary to enter into a contract for lodging for subcontractors considering you have not commenced operations. Please also explain why you anticipate that you will need to secure lodging for your subcontractors.

The Company advises the Staff that, the Company wanted to have a formal arrangement, which insures that potential subcontractors have: accommodation available, for a set price, at the time operations commences. We didn’t necessarily feel that we are going to “need” to secure accommodation to our subcontractors; however, by having secured inexpensive lodging, available throughout the year, in such an expensive city as Moscow, we believe that our company may look more attractive to whoever is going into business with us.

Business Plan, page 16

8.	We note your response to our prior comment 24 and we reissue our comment. Please revise your registration statement to remove any suggestion that you have current operations.

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In response to the Staff’s request, the Company has revised its registration statement to remove any suggestion that it has current operations.

Management’s Discussion and Analysis, page 26

9.	We have read your response and revision to comment 32 in our letter dated March 27, 2015. It does not appear you have revised your discussion herein to clearly state your current cash resources are not sufficient to fund your operating needs over the next twelve months. Noting your cash balance at April 30, 2015 was just $17, please revise to do so.

In response to the Staff’s request, considering Company’s current cash balance, we revised to clearly state that present resources are not sufficient to fund Company operating needs over the next twelve month.

Executive Compensation, page 31

10.	We note your response to our prior comment 37 and we reissue our comment. Please revise your disclosure to refer to both of your executive officers. Please also clarify whether you have any intent to pay these individuals from proceeds of this offering.

In response to the comment raised by the Staff, the Company has revised its Registration Statement to update disclosures referring to both of the Company’s executive officers and clarified that the Company has no intent to pay their officers from the proceeds of this offering.

11.	We note your response to our prior comment 38 and we reissue our comment. In addition, please explain to us how your disclosure on page 31 that “. . . no such plans [for compensation] have been approved. . .” is accurate considering the executed Company Services Agreement filed as Exhibit 10.2 clearly states that Mr. Gandin is to receive $1,000 per month.

In response to the Staff’s comment, this section has been revised. We have deleted the language, which stated that “…no such plans have been approved.”

The Company wishes to inform the Staff, that an amendment to Services Agreement has been filed which postpones the salary commencement date.

Future Sales by Existing Stockholders, page 34

12.	We note your response to our prior comment 40. Please revise to clarify that the statement “Rule 144 safe harbor is not available for the resale of securities initially issued by a shell company” applies to you.

In response to the Staff’s comment, disclosure has been added that Rule 144 may not be relied upon if we are a shell company. Language has been added, stating, that we do not believe we are a shell company but rather a start-up company, because we have a defined business plan and the plan of operations, and have undertaken a lot of activity to visit potential customers. Additionally, the Company would like to inform the Staff, that the Company, has its own domain and website, it has agreements; it has no plans to merge with other business. Our director has same industry background and experience in the area of the Company’s business. The Company does not believe, from undertaken activities, it can classify as a “shell company”.

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Item 16. Exhibits, page II-2

13.	Please revise your exhibit list to include your agreement with Gazetny LLC. We note that the exhibit list in your amended registration statement lists your contract with Proekta LLC as Exhibit 10.1, while Exhibit 10.2 attached to your amended registration statement is your agreement with Gazetny LLC.

In response to the Staff’s comment, the Company would like to advise the Staff that the exhibit list has now been revised accordingly.

The Company hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Sergey Gandin
Sergey Gandin
President and Principal Executive Officer
Arma Services, Inc.

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